(d)(3)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

ING SEPARATE PORTFOLIOS TRUST

Name of Fund*	Maximum Operating Expense Limit (as a percentage of average net assets)

ING SPorts Core Fixed Income Fund Initial Term Expires August 1, 2008	0.00%
Class
P

ING Emerging Markets Corporate Debt Fund Initial Term Expires August 1, 2014	0.15%

ING Emerging Markets Hard Currency Debt Fund Initial Term Expires August 1, 2014	0.15%

ING Emerging Markets Local Currency Debt Fund Initial Term Expires August 1, 2014	0.15%

/s/ HE
HE

Effective Date: July 20, 2012

*	This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.

1